June 12, 2020

VIA EDGAR CORRESPONDENCE

John Dana Brown

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II

Registration Statement on Form S-3

Filed May 4, 2020

File No. 333-237993

Dear Mr. Brown:

We are writing on behalf of ProShares Trust II (the “Trust”) to respond to the Staff’s comment letter dated May 19, 2020, in connection with the Staff’s review of the above-referenced Registration Statement on Form S-3 (File No. 333-237993).

The Staff’s comments, as well, as the Trust’s responses, are set forth below.

1.

Comment: Cover Page Please tell us why the proposed maximum aggregate offering prices for UCO and SCO on the outside cover page of the prospectus differ from the proposed maximum aggregate offering prices on the registration statement cover page.

Response: The outside cover page of the prospectus has been revised to reflect the proposed maximum aggregate offering prices on the registration statement cover page.

2.	Comment: Risk Factors, page 5 Please update your risk factors to account for the recent changes to the Oil Funds’ benchmark and investment strategy. For example, please revise:

•

the Correlation and Performance Risks disclosure on page 11 to discuss how the recent benchmark changes and accountability limits have impacted the ability of the Oil Funds to meet their investment objective;

•

the second risk factor on page 13 to acknowledge, and quantify if possible, the deviation between the performance of the Oil Funds and their benchmark as a result of the recent modifications to the investment strategy;

•	the last risk factor on page 15 to address specifically the recent changes in the investment strategy;

•	the last risk factor on page 18 to account for the recent change to the benchmark for the Oil Funds; and

•	the risk factor on page 25 to disclose the move into the December 2020 futures contract as a result of the CME position limits.

Response: The risk factors have been revised to address the matters noted by the Staff. The responsive disclosure has been added either in the section referenced in the Staff’s comment or consolidated with other relevant disclosure in the prospectus in order to reduce repetitive disclosure. For example, disclosure relating to the Oil Funds’ May 2020 investment strategy changes and the various factors contributing to the reason for such changes has been consolidated. As a result, duplicative disclosure has not been added to the risk factor referenced on page 18. We are available to further discuss our rationale with the Staff.

3.

Comment: Description of the Oil Funds’ Benchmark, page 32 Please describe more comprehensively the methodology of the Oil Subindex. Include a chart or table to describe the contract calendar and the positions held each month, both under normal circumstances and reflecting the early May roll in the Oil Subindex. Additionally describe how the underlying subindex treats Market Disruption Events and Bloomberg Finance L.P.’s policies and procedures for changing index methodology.

Response: The prospectus disclosure has been revised to address the matters noted by the Staff. The responsive disclosure has been added both in the section referenced in the Staff’s comment and also on page 12 of the prospectus.

4.

Comment: Investment Objectives and Principal Investment Strategies, page 37 We note disclosure in your Forms 8-K filed on April 27, 2020 and May 4, 2020 regarding the Oil Funds’ acceleration of the June roll, the NYMEX exchange-designated position accountability level, the resulting move into the December 2020 futures contract and divergence from the Oil Subindex, and related risks. In this regard please revise this section to:

•	disclose the NYMEX accountability level and whether it will cause a permanent change in the related funds’ methodology in future months; and

•

describe whether and how you anticipate returning to tracking the Oil Subindex by holding only the benchmark contract, including, if possible, a contract calendar based on your anticipated methodology.

Response: The prospectus disclosure has been revised to address the matters noted by the Staff.

*                *                 *                *                *

We believe that the prospectus revisions reflected in pre-effective amendment no. 1 to the above-referenced Registration Statement on Form S-3 (File No. 333-237993) adequately address the Staff’s comments. If you or any other Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Capital Management LLC

Senior Director, Counsel

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